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January 28, 2005

Ms. Yong Kim
Staff Accountant
Securities and Exchange Commission
Washington, DC  20549

Re:      The Dress Barn, Inc.
         Form 10-K for the fiscal year ended July 31, 2004 Filed October 15, 2004 Form 10-Q for the quarter ended October 30, 2004
         File 0-11736

Dear Ms. Kim,

This letter sets forth the responses of The Dress Barn Inc. (the "Company") to the comments made in your January 4, 2005 letter.

1. Comment: We have reviewed your response to prior comment #8 and we continue to believe that your sales returns and allowances should be included in Schedule II. Please refer to footnote #1 of Rule 12-09 of Regulations S-X which states that "all valuation and qualifying accounts and reserves" should be presented on this schedule. Please confirm to us that you will present this information in future filings.

         Response: The Company confirms that it will present and include sales returns and allowances in Schedule II for future filings.


In the event you have any additional questions, please contact me directly at
(845) 369-4600.

Very truly yours,

/S/ ARMAND CORREIA
Armand Correia
Senior Vice President and Chief Financial Officer